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June 9, 2025	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Post-Effective Amendment No. 3 to Registration Statement on Form N-1A
(Tortoise Energy Fund)
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on March 14, 2025 and April 10, 2025 with respect to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on February 14, 2025 (“PEA No. 3”) for Tortoise Energy Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 3. Any page references refer to PEA No. 3. Set forth below are the staff’s comments and the Registrant’s responses. On May 29, 2025, the Registrant filed a 485BXT to delay the effective date of PEA No. 3 to June 13, 2025. The Registrant will file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A (the “485(b) Amendment”) on or before June 13, 2025 to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file remaining exhibits in Part C of the Registration Statement.

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields in the Prospectus and Statement of Additional Information contained in the 485(b) Amendment.

2.	Comment: To the extent changes made in response to staff comments on the Registrant’s Registration Statement on Form N-14 (File No. 333-285068) appearing in the definitive Proxy Statement/Prospectus and Statement of Additional Information filed on March 27, 2025 apply to disclosure in the Registration Statement, please make conforming changes.

Response: The Registrant confirms that the disclosure in the 485(b) Amendment will reflect changes made in response to staff comments on the Registrant’s Form N-14 Registration Statement (File No. 333-285068), as applicable.

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U.S. Securities and Exchange Commission

June 9, 2025

3.	Comment: With respect to the Fee and Expense Table, please (i) bold the sentence in the lead-in regarding the payment of brokerage commissions, and (ii) please replace dashes with a numeric value.

Response: The Registrant has made the requested changes.

4.	Comment: Because the Fund is adopting the performance history of a Predecessor Fund, please provide the portfolio turnover rate for the Predecessor Fund.

Response: The Registrant has made the requested change.

5.	Comment: Noting that, unlike the Predecessor Fund, the Fund will be non-diversified, please add disclosure in the section captioned “Principal Investment Strategies” to explain what it means to be non-diversified (e.g., that the Fund may invest its assets in a smaller number of issuers than a diversified fund) and add corresponding risk disclosure.

Response: The Registrant notes that the disclosure in the PEA No. 3 includes non-diversification risk disclosure in the Principal Risks section. The Registrant will add the following disclosure under the caption “Principal Investment Strategies”:

“The Fund is classified as ‘non-diversified’ under the 1940 Act, which means that it may focus its investments in the securities of relatively few issuers.”

6.	Comment: The second paragraph under the caption “Principal Investment Strategies” states that the Fund will invest at least 80% of its total assets in equity and debt securities of energy companies. Please revise the disclosure to indicate how the Fund determines that a company is an energy company for purposes of this investment policy.

Response: The Registrant will add the following disclosure regarding the identification of energy companies:

“The Adviser considers energy companies to be comprised of companies that engage in one or more aspects of exploration, production, gathering, processing, refining, transmission, marketing, storage and delivery of energy products such as natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal; oilfield services, including drilling, cementing and stimulations; the generation, transmission and distribution of essential services such as electricity, natural gas and water (e.g., energy utilities); hydropower and other water-based energy sources including wastewater treatment plants that generate energy; or the generation, transportation and sale of alternative, renewable, non-fossil fuel based energy sources including, but not limited to, biodiesel, ethanol, biomass, geothermal, hydroelectric, nuclear, solar or wind energy; emerging technology and materials companies that advance energy efficiency and conservation; and companies that provide products and services to the energy sector, that engage in energy conservation or that measure energy (emphasis added solely for purposes of this response letter). The Adviser considers a company to be focused in the energy sector if at least 50% of the company’s assets are utilized in one or more of these activities.” Please see also Response to Comment No. 8 below.

U.S. Securities and Exchange Commission

June 9, 2025

7.	Comment: The disclosure under the heading “Principal Investment Strategies” indicates that the Fund may invest in various derivative instruments, IPOs and other investment companies including ETFs and ETNs. If these investments may be counted toward the Fund’s 80% investment policy, please add disclosure to that effect. In addition, please confirm supplementally that all of these investments are principal investment strategies. To the extent any of these investments are not principal investment strategies, please move the disclosure to Item 9.

Response: The Registrant has added disclosure stating that exposure to derivatives and other investment companies, including ETFs and ETNs, will count toward satisfying the Fund’s 80% policy if the investment provides exposure to the types of securities that the Fund may invest in pursuant to that policy. The Registrant confirms that the use of derivatives is a principal investment strategy but that IPOs and other investment companies are not principal investment strategies, and has accordingly moved disclosure and corresponding risks regarding IPOs and other investment companies to the Item 9 disclosure.

8.	Comment: The second paragraph under the caption “Principal Investment Strategies” indicates that the Fund will focus its investments primarily in energy infrastructure companies including utility, water and power, alternative and renewable energy, and emerging technology companies. In addition, the Energy Sector Risk factor indicates that the Fund considers that energy, materials, transportation and utilities make up the energy infrastructure sector. Please revise the disclosure to more specifically identify how the Fund defines “energy infrastructure companies.” Please also explain supplementally (i) the nexus between energy infrastructure companies and the Fund’s name, and (ii) the nexus between utility, water and power, materials and transportation companies and the Fund’s 80% investment policy (i.e., how utility, water and power, materials and transportation companies are “energy companies”).

Response: The Registrant has deleted the definitions of energy infrastructure in the Risk Factors. These companies are included in the definition of energy companies set forth in Response No. 6 and are identified as set forth in that response (i.e., by devoting at least 50% of their assets to such activity).

Regarding the nexus between utility, water and power, materials and transportation companies and the Fund’s policy to invest at least 80% of its total assets in equity and debt securities of energy companies, the Registrant notes as follows for the information of the Staff:

(a)	The Fund invests in energy utilities companies, which are companies that produce and deliver essential services like electricity, natural gas and water (see emphasized language in the definition of energy company above);

(b)	Water, particularly water in motion, is a significant renewable energy source — the Fund’s focus on water (e.g., hydropower) and wastewater treatment companies are those involved in the renewable energy value chain (see emphasized language in definition of energy company above); and

(c)	The specific phrase “materials and transportation” has been removed from the risk factor and the concept is reflected with more context in the revised definition of “energy company” noted in Response No. 6.

U.S. Securities and Exchange Commission

June 9, 2025

9.	Comment: Please revise the Concentration Risk factor and the Fund’s fundamental investment limitation on concentration to clarify the industries in which it concentrates (versus sectors).

Response: The Registrant has revised the Concentration Risk factor and the Fund’s fundamental investment limitation on concentration to state that the Fund concentrates in the group of industries comprising the energy sector.

10.	Comment: Please add disclosure in response to Item 4 of Form N-1A (for principal strategies) or Item 9 of Form N-1A (for non-principal strategies) regarding the securities and other investments that may comprise the portion of the Fund’s portfolio outside the 80% investment policy and add appropriate risk disclosure relating to these techniques and instruments, as applicable.

Response: For the information of the staff, the Fund's investments that do not satisfy the 80% test may be comprised of any investments permitted by the Prospectus and SAI including without limitation investment company securities, derivatives and temporary investments. Registrant confirms that Item 4 and Item 9 disclosures describe investments and investment techniques that the Fund currently intends to employ to any material degree.

11.	Comment: The fifth paragraph under “Principal Investment Strategies” indicates that the Fund may use various hedging techniques. If the Fund intends to use derivatives instruments for hedging purposes, please disclose all such instruments in response to Item 4 of Form N-1A (for principal strategies) or Item 9 of Form N-1A (for non-principal strategies) and add appropriate risk disclosure relating to these instruments, as applicable.

Response: The Fund has revised the principal investment strategies section to indicate that the Fund may invest in derivatives for hedging and non-hedging purposes including without limitation covered call options, interest rate swaps, total return swaps and foreign currency contracts. The Principal Risks section includes risk disclosure with respect to derivatives.

12.	Comment: Noting that the Fund may invest in MLPs, please add the following disclosure or identify where disclosure of these items appears in the Prospectus: (i) if the Fund retains an MLP investment until the basis is reduced to zero, that subsequent distributions from the MLP will be taxable to the Fund at ordinary income tax rates; (ii) that if an MLP in which the Fund invests amends its tax return, shareholders may receive an amended Form 1099 from the Fund, which may require shareholders to amend their own federal, state and/or local tax returns; and (iii) whether the Fund will invest in interests in the general partners of MLPs.

Response: The Registrant will add an MLP Risk factor under “Additional Fund Information—Principal Risks of Investing in the Fund—General Risks” in the Fund’s Prospectus that includes the following disclosure:

“An MLP’s distributions to the Fund generally will not be taxable unless the cash amount distributed exceeds the Fund’s basis in its interest in the MLP. Distributions received by the Fund from an MLP will reduce the Fund’s adjusted basis in its interest in the MLP, but not below zero. Cash distributions in excess of the Fund’s basis in the MLP will generally be taxable to the Fund as capital gains. A reduced basis will generally result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes on the sale of its interest in the MLP. The Fund expects to receive cash distributions each year from certain MLPs that exceed the net taxable income allocated to the Fund from such MLPs for such year, and, as a result, the Fund may recognize larger taxable gains (or smaller losses) with respect to such MLPs when it disposes of its interests in such MLPs. If you hold shares in the Fund when such gains or losses are recognized, you may be required to pay tax on one or more Fund distributions, potentially at ordinary income tax rates, even though you may not have economically benefited from the associated MLP cash distributions.

U.S. Securities and Exchange Commission

June 9, 2025

The Fund will report distributions made to shareholders annually on Form 1099. If an MLP in which the Fund invests amends its partnership tax return, the Fund will, when necessary, send you a corrected Form 1099, which could, in turn, require you to amend your federal, state or local tax returns.”

The Fund may invest in MLP general partner interests, but that is not a principal investment strategy of the Fund. The Registrant notes that disclosure regarding investments by the Fund in MLP general partner interests appears on page S-6 of the Statement of Additional Information under the caption “Investment Objectives, Policies, Strategies and Associated Risks—Master Limited Partnerships—General Partner Interests.”

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.